software technology health and fitness

BackAlert

The Peloton of back pain: the most convenient and easiest back pain relief

BACKALERTS.COM NEWPORT BEACH


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I got hit by a bus and had a lot of back pain. I realized that getting relief for the back was a pain in the ass. Sitting at a desk with poor posture exacerbated the back pain. The current solutions are inconvenient, not fun, and expensive. I want to provide a solution that is fun and accessible by all.

Doug Hoang CEO @ BackAlert

Why you may want to support us...

1. $160,000+ in estimated revenue from signed contracts over the past 3 months
2. Backed by Y Combinator, Charge Ventures, Streetedge Capital, and Harvard Business Angels
3. $50B+ market in back pain treatment
4. Experienced founding team with 8+ years of startup experience
5. Mass production complete
6. Granted utility patent on sensor low-cost construction with electrically conductive fiber

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Doug Hoang
CEO
I built a great product, shipped thousands of units, built a great team, got into Y Combinator, raised millions in investment.



Josh McCoy
CTO
Josh is a serial entrepreneur of technology startups. He has been programming since the age of 13.

Downloads

Wefunder Enflux Investment Deck 9-26-19 B.pdf

Why should you invest?

I got hit by a bus. I had a lot of back pain. Like millions of others, I went to yoga, massages, the chiropractor, and the physical therapist. **Managing back pain is a pain in the ass.**

Our vision is to become the primary way people manage their pain from muscle strain and aches. We do this with an easier-to-use product that costs 1/10th as much as competing systems. Our technology has been used by leading research centers at MIT, NYU, and Virginia Tech elite athletes at the Tampa Bay Buccaneers, US Olympic team, and US Air Force.

Problem: Back pain is difficult to reduce.
Americans don't know how to reduce their back pain and they hate going to the doctor. We realized that people don't like to fight traffic and fitting within the clinic's schedule. Yet, Americans spend $50 billion annually to relieve their pain.


Problem
Therapeutic exercise reduces back pain, but it is inconvenient, expensive, and/or not fun. They do:
Yoga
Massages
Physical therapy
Chiropractors
Drugs
enflux

It's no wonder why only 35% of people stick to their care plan.

Our Solution: We bring therapeutic exercises to your home and it's actually fun.


Solution
BACKALERT
We make therapeutic exercise fun, convenient, and cost effective.
enflux


Solution
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A sensor helps create good spinal alignment and pairs to an interactive, at-home 21-day wellness video system focused on stretching, strengthening, and massaging.
enflux

BackAlert makes getting back pain relief convenient, fun, and inexpensive by developing good posture and exercising key areas of the body.

BackAlert ships physical therapy exercise equipment with a library of engaging therapeutic exercise video classes designed by world-class physical therapists.

The cornerstone of BackAlert is a sensor that connects to an app and can automatically track exercise movement and vibrates when they slouch to fix spinal alignment. They use movement data to get the most therapeutic exercise session.

The trainer gives exact instructions on what kind of exercises they should be doing and how exactly they should be doing them - how many reps, how fast you're doing it, and they challenge you to hit your goals. As the workout ramps up and the music starts pumping, the user is going to stretch and melt away all their muscle tension. They're going to get insanely relaxing deep tissue massages.

BackAlert Launched - Traction: Signed contracts.
We launched 3 months ago, we have received $160,000+ in estimated revenue in signed contracts and we're growing 25% month over month.


Traction
July
1 Clinic
August
11 Clinics
September
15 Clinics
$160,000+ in signed contracts from clinics

What experts are saying about BackAlert: They love it.


What the experts are saying about BackAlert
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Revolutionary Technology: Accuracy as good as $44,000+ technology.

BackAlert is based on our patented technology called Enflux. Enflux is the motion capture system we have been developing since 2015. Enflux is a shirt and pants with sensors embedded directly into the fabric. BackAlert uses the same exact sensors and software found within Enflux. It's that good.


Enflux to Xsens Direct Comparison
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We aim to use the patented technology to create other products for many parts of the part, such as the knee, shoulder, wrist, and more.

How we make money: We sell BackAlert online and enable people to buy BackAlert in clinics through our very own Redbox-style vending machines.


14-DAY FREE Trial
Then $39.95 every month. Cancel Anytime. No matter what.
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What's included:
Posture correcting sensor
21-day body transformation video workouts
Exercise resistance bands
Vibrating massage roller
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You are automatically enrolled in a $39.95/month posture and back pain reduction workout library. New challenges and workouts added monthly. Pause or cancel anytime.

We charge up to $40 per month for the premium BackAlert package (see investor Q&A for complete price breakdown). We realized that 29 million Americans going to clinics annually are uniquely qualified leads. We installed our own Redbox-style kiosk into clinics and it enables patients to purchase or rent. The kiosk occupies space and draws customer attention leading to a sustainable and scalable customer acquisition model that costs approximately $350 to manufacture the kiosk and sensors. After that, the investment pays off as the equipment pays for itself.



Total Addressable Market: $50 billion in back pain treatment annually.


Market Size ($)
$87B
$50B
All musculoskeletal revenue per year (US)
Total Available Market
Back pain treatment revenue per year (US)
Serviceable Obtainable Market
enflux
= Physical Therapy + Chiropractor + Yoga + Massage

Customer spending habits: It's a lot. A real lot.

- $90 per month on yoga. 54% participate to release muscle tension. The industry grew 9% annually from 2014 to 2019.
- $71 per hour average for massage. 29% participate to relieve muscle pain. The industry grew 7% annually from 2013 to 2018.
- $10-75 per session (with coverage) with Physical Therapy. 63.4% participate in musculoskeletal conditions. The industry grew 3% annually from 2014 to 2019.
- $34-106 per session (with coverage) for Chiropractic services. 60% participate in back pain relief. The industry grew 1.9% annually from 2014 to 2019.

Market Comparisons: Peloton's IPO.

- Peloton has a valuation of $4 billion, expected revenue of $700M in 2019, and brings spin

classes to the user's home.

- RespondWell, physical therapy brought to the home, was acquired for an undisclosed amount by Zimmer Biomet, a $27B public company and a leader in musculoskeletal healthcare.

Strong Defenses: Army of BackAlert kiosks within clinics.



We turn clinics into BackAlert retail spaces by putting our kiosks into their facility. There are 93,300 clinics in the United States.

Clinics love us because it keeps their patients coming back and keeps patients more engaged. This means it brings them more patient visits and patient visits equals more revenue. We have tight-knit relationships with the owners where it is unlikely that they install a competitor kiosk in their clinic as they are trained to use BackAlert and it would confuse their patients.

Clinics are just the start. We can install our kiosks into massage parlors, yoga studios, pilates studios, and much more.

The team:
Our team is lead by Doug Hoang (left), a mechanical engineer and former head of Safety for Harley Davidson and a Chief Engineer for an engine design startup. His products have generated $50M+ in revenue.

Joshua McCoy (right), a serial entrepreneur and has been programming since the age of 13.



Doug invested $108,000+ into this company because it is his mission to help people get access to more fun and affordable wellness solutions.

Who has invested in us and why they are so great:

Y Combinator
STREETEDGE CAPITAL
CHARGE VENTURES
Harvard Business School Alumni Angels Chicago
SKL VC

We have some very big and noteworthy investment groups invest in our company. Some of their notable investments include Dropbox, AirBnb, and so many more. There is a common thread.

This opportunity won't last: This is the very beginning of our company and we have great traction and solving a huge problem that nearly everyone has. We bring the expertise of building and shipping a great product and we have the connections with the finances to go to the next level. We are bringing a rare opportunity to invest in what could be a great, impactful company.

With the limited resources and grit, we already have launched a product that people want and are developing the infrastructure needed. Investors are taking notice. We are backed by Y Combinator. So join us. We got your back.

– COLLAPSE ALL

Investor Q&A

What does your company do?

We make getting back relief more convenient, inexpensive, and more fun. BackAlert is a wellness center shipped to your home. You get physical therapy style exercise gear and a sensor that corrects your posture and provides live exercise guidance and feedback. The sensor connects to an app with a library of video-game-like therapeutic exercise video programs created by our world-class physical therapists. You'll get insanely relaxing deep tissue massages and workout your muscles to helppain.

Where will your company be in 5 years?

We want to be the way people reduce their back, shoulder, knee, and wrist pain. We hope to be in millions of people's homes helping them feel a little bit better. We want to be generating $100M+ in revenue.

Why did you choose this idea?

I got hit by a bus and had a lot of back pain. I realized that getting relief for the back was a pain in the ass. Sitting at a desk with poor posture exacerbated the back pain. The current solutions are inconvenient, not fun, and expensive. I want to provide a solution that is fun and accessible by all.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

People will continue to have back pain and other musculoskeletal pain for as long as people exist. There has never been a complete solution until now and recent advancement of computing and sensing technologies make BackAlert possible. Furthermore, new machine learning and data filtering techniques have been discovered that enable us to track and categorize exercise motion and collect exercise stats. With the advancements of these technologies, it is now possible to create a magical user experience.

What is your proudest accomplishment?

I am proud to have brought this startup to this level and survive as long as we have. The company has undergone hard times. I continue to not give up and sacrifice and give as much as I possibly can every day. We got through Y Combinator, survived through the manufacturing process, knew when to pivot when things aren't going as well as we thought, recruited and built a great team, raised money through great investors (Y Combinator and Harvard Business Angels, just to name a few), and making customers happy by solving their problem. I invested $100k+ into this company and I would do it again.

How far along are you? What's your biggest obstacle?

We have completely validated and executed our manufacturing supply chain, we have $160,000 in estimated revenue in signed contracts in the last 3 months, we have released our app on Android and iOS, and our core software intellectual property is complete. We have early validation and have been generating revenue on our clinic customer acquisition model.

The biggest obstacle is to keep people subscribing to the BackAlert platform. To keep people subscribing, we have to continue to provide value to our customers and make BackAlert an integral part of our user's lives journey to being healthy.

Who are your competitors? Who is the biggest threat?

A) Hinge Health is focused on bringing physical therapy software rehabilitation to enterprise workplaces. Hinge Health raised $26M in 2018. They have sensors with an app to guide the worker through physical therapy exercises. Their product is designed only for the workplace and does not work with clinics or consumers.

B) Upright Go is focused on consumer posture correction and launched with a $1M crowdfunding campaign in 2017. Their technology is not defensible and they have a poor business model with very little LTV - it is marketed as a one time purchase. Back pain solved by posture is only one small puzzle piece to the entire puzzle - entails exercise classes to strengthen, stretch, and massage the core, back, and legs.

What do you understand that your competitors don't?

Clinics want to improve patient satisfaction, increase patient engagement, and attract more clients. Clinics attract 29 million Americans annually many of which have back pain. We install a Redbox-style vending machine so people can purchase or rent BackAlert within the Physical Therapy and Chiropractor clinics. This creates a win-win situation by as they can use BackAlert to help keep patients coming back and patients coming back means more revenue for them. We acquire new customers nearly for free over time. There is not a single organization that dominates the clinic space; instead, it is dominated by individual small clinics.

How will you make money?

A) Online sales via paid advertisement (e.g: Facebook or Google). We sell the Works Package, which is $299.95 and has a monthly subscription of $9.95 per month. We also provide another package where a consumer can rent the BackAlert Works Package for $39.95 per month. The Works Package consists of a BackAlert sensor, vibration massager, exercise resistance bands, and monthly access to exercise library.

B) BackAlert can be purchased or rented through BackAlert kiosks at clinics. We set up a Redbox style vending machine that dispenses BackAlert hardware and software. We rent just the sensor with only posture correction functionality for $2 per day or $39.95 per month for the Works Package.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

A) Marketing: the clinic industry is highly fragmented and there are approximately 93,300 clinics. Properly onboarding and supporting them is going to be challenging but can be mitigated with processes of checks and balances.

B) Customer churn: customers dropping the rental or subscription plan. If we have high churn rate, it will yield low revenue and could hinder our financial performance. With careful analysis of the usage funnel and constantly talking with users, we should be able to engineer ways to keep churn low.

C) Supply chain: Shortages and delayed delivery can occur. However, we do have long-standing partnerships with established manufacturers.

What do you need the most help with?

Marketing. We believe our investors would be able to spread the word about BackAlert for a problem that nearly everyone has. We hope that our new investors could provide warm introductions to other potential investors, clinics, physical therapists, chiropractors, and other parties that would be beneficial to BackAlert.

What would you do with the money you raise?

Our primary goal is to grow and continue to prove our business model in hopes to achieve a Series A in 2020. Specifically, we aim to roll out our BackAlert kiosks and also test and scale our paid advertisements efforts. We will be doing price elasticity testing and additional business model and product testing to keep LTV high and churn as low as possible. We aim to allocate the funds (if we are able to raise a total of $300,000): 25%, 25%, 42%, 8%, 5% on purchasing hardware inventory, payroll, marketing, general office expenses, and Wefunder fee, respectively.

How do you see your technology or product being the most "innovative", "disruptive", "unique", and "scalable" in your industry?

The underlying technology powering BackAlert is a scalable motion capture system that is the most cost-effective, easiest to use, and 98% as accurate as $100,000+ professional motion capture systems. Traditional motion captures systems are expensive, take 30+ minutes to set up, work only in a laboratory, and require a support team. Our technology works anywhere, can be set up in seconds, and uses low-cost sensors and machine learning and spatial navigation algorithms to extract highly accurate angle (body movement data) and pattern recognition. We start with the back, but our technology can scale to other parts of the body, such as the knee, wrist, shoulder, and hip.

Who is your target customer? Who will benefit most from your innovation?*

We target upper-class male and female American consumers from the ages of 25 to 54. Americans that have back strain and aches from tight back muscles or simply associate bad posture with bad appearance will benefit most from the product. Americans that have desk jobs and pain from ergonomic issues and are actively seeking pain relief from doing Yoga, Massage, Chiropractors, and/or Physical Therapists are target customers.

Have there been any notable mergers and acquisitions, IPOs, and successful exits from similar

A) Peloton. They bring spin classes to the home. It is a bike with sensors and a TV that streams interactive exercise classes. Their latest valuation is $4B and on track to generate $700 million in revenue in 2019. While they are focusing on bringing the gym to the user, we are focusing on bringing fun therapeutic exercise classes to the user.

B) RespondWell. They were acquired for an undisclosed amount by Zimmer Biomet, a $27 billion public company and a leader in muskuloskeletal healthcare. RespondWell was directly integrated into Zimmer Biomet's product offering to at home, telerehabilitation product line.

What are your competitive advantages? Outline how your product or service is different from existing solutions on the market, and how those differences help you maintain a strategic edge over them.

A) By setting up our Redbox style kiosks into clinics, we acquire qualified leads with a strong willingness to buy. We claim space inside the clinic with our kiosk. We own the clinic's customer value chain in an industry where 29 million unique Americans visit annually. It is unlikely that clinics install competing brands as it confuses patients, we educate the clinicians on how to use BackAlert, and why it is beneficial for their patients - making it hard to switch to our competitors.

B) We have a granted USPTO utility patent on how we construct our sensors. We have created machine learning and signal processing algorithms that enable us to use low-cost sensors to achieve high accurate measured output. We are able to calibrate our sensor in seconds, which is needed for a great consumer user experience. Other motion capture systems are thousands of dollars, need hours to set up, and only work in a laboratory environment.

C) Our product focuses on providing a magical user experience that people love. We provide a complete kit that combines massaging equipment, exercise resistance band equipment, the sensor, and a library of fun exercise video challenges and programs. There is no other system that is as complete and thought out as BackAlert. It is a wellness center brought to the user's house. We make therapeutic exercises fun, convenient, and inexpensive. Our solution encompasses various elements of massage, yoga, and physical therapy that are effective and fun at doing exercises as well as biofeedback to provide reminders to correct posture. We use Peloton-style interactive home exercises, which are important to high customer engagement and LTV. By using elements of these solutions, we are confident the unique user experience will stand out against the existing and future competitors.

Traction & Milestones: Product Development

Hardware: We have already shipped thousands of sensors meaning that we have the manufacturing pipeline completed and validated. We do plan to use additional funds to further cost reduce and produce a smaller sensor in the future.

Software: We have launched on iOS and Android. We have completed the core technology of signal processing algorithms and are always improving our machine learning algorithms for higher accuracy and to accommodate new exercises.

Exercise classes and production: We have filmed our first initial set of exercise classes and working on methods to improve and optimize for better production quality and exercise class quality in the future. We work closely with our physical therapy partners to design the classes for the best user experience.

Redbox style kiosk: We have completed our kiosks and released 8 BackAlert kiosks into clinics. We have completed the hardware and manufacturing processes as well as the software for the kiosk.

Traction/Milestones: Customer Acceptance

We have identified ways to quickly and easily get clinics to sign up into the BackAlert clinic program. In 3 months, we have generated $160,000+ in estimated revenue in signed contracts with clinics. We have proven that customers want to interact with the BackAlert kiosks and use our software. We are working on ways to successfully upsell customers into other products of BackAlert.

Each patient rents the BackAlert sensor for 2 weeks to 1 month ($2 per day equalling up to $60 in revenue per rental), providing an excellent opportunity to provide more information to upsell clients with adjacent products such as a subscription to our workout program

We have also provided initial validation of ways to cost-effectively acquire customers through Facebook paid advertising. We have seen customer acquisition cost of $25 to $75 dollars on our Essentials Package, which retails for $199.

Traction & Milestones: Patents / IP

Intellectual Property: We have a granted utility patent by the USPTO. The patent is 151214. This patent covers methods for creating low cost, durable, and waterproof conductive fabric systems to transmit data and methods for integrating sensors into the conductive fiber transmission system. This patent is important because it covers how we are able to construct our sensor technology using low cost, durable, and high-efficiency manufacturing procedures.

Know-how: BackAlert uses a combination of machine learning algorithms and sensor fusion signal processing algorithms. Machine learning is used for count repetitions and frequency of repetitions collected. Our sensor fusion algorithms take measurements from the accelerometer, magnetometer, and gyroscope to estimate accurate angle calculation, needed to measure range of motion of joints during the exercise.

How do your prices compare with your competitions? Why did you price your products this way?

To reduce back pain, American consumers go to yoga, massage parlors, Physical therapy, Chiropractors, or use drugs. They spend on Yoga ($16B industry revenue) an average of $90 per month. Massage ($18B industry revenue) is an average of. $71 per hour. Physical Therapy ($37B industry revenue) is $10-75 per session (with coverage); typical visits 6 to 12. Chiropractor services ($16B industry revenue) is $34-106 per session (with coverage); typical visits 6 to 12.

We decided to price BackAlert accordingly based on the payback period from upfront investment items such as customer acquisition cost, shipping, cost of goods. We expect the customer payback period to be 2 months based on current performance. In addition, we analyzed the market of products and their value propositions from Netflix and Peloton and used those prices as a baseline. We do plan to do more price elasticity testing in the near future.

Outline your 'Go to Market' plan.

A) We highly focus on occupying space within California based clinics by providing a Redbox style vending machine, which distributes BackAlert. No one is targeting small clinics. There is not a single organization that dominates the clinic space; instead, it is dominated by 93,300 individual small clinics. We aim to establish BackAlert as market leaders in the Orange County of California niche market segment before entering into the adjacent market of clinics. We aim to expand nationally in 2021. We aim to become the market leader within clinics and consumer space to scale into more large workplace institutions in 2022.

B) Direct to the consumer with paid advertising through Google, Facebook, Instagram, and other similar platforms from the beginning and working on the clinic distribution model in parallel.

Do you have any further products/services in the pipeline? Include info about these future plans.

Yes, in 2022, we want to target other musculoskeletal injuries for the knee, hip, shoulder, elbow, and wrist using our existing technology and exercise library interface.

Describe the ins and outs of how it works.

BackAlert helps reduce back pain by two key features: improving posture and spinal alignment with vibration alerts when the user slouches and providing exercise classes and therapeutic exercise challenges that strengthen, stretch, and massage important muscles, including but not limited to the core, back, and leg muscles, in a specific movement sequence.

Improving posture: The sensor sits on your back. When you slouch. It vibrates. The sensor connects to our app where it collects data and aims to provide insights on your slouching behavior and how to further reduce slouching. FDA grade sticky pads are used to adhere the sensor on the user's back.

Phone app: We are live on Android and iOS. The phone app connects to the sensor via Bluetooth.

Interactive exercise library: The sensor pairs to an interactive, at-home exercise video system focused on stretching, strengthening, and massaging. It works anywhere, it's engaging, and 10x less expensive than competing solutions. The user wears a small sensor (not on the back for the exercises, but the wrist) that can track exercise movements, such as counting repetitions or body range of motion. Exercise data is overlaid on the TV screen and shown in real-time. The trainer uses exercise data to challenge the user to meet exercise movement goals. The exercise and challenges are structured in 21-day exercise programs and challenges. The user has to pass certain exercise goals to complete each challenge.

BackAlert offers three kits, the Works, Essentials, and Basics Package. For the user experience, the Works Package comprises of a phone app, a sensor, sticky pads, vibrating foam roller, resistance exercise bands, and the ever-expanding workout class library. The Essentials Package comprises of a phone app, a sensor, sticky pads, and the ever-expanding workout class library. The Basics package only includes the sensor and sticky pads; however, we don't sell the Basics package on our site. Only in clinics.

The Works Package sells for $299.99. The Essentials Package sells for $199.99. The Basics Package sells for $99.99. If a person purchases the device, they can subscribe monthly for $9.95 to get unlimited access to the exercise library. Alternatively, they can rent the Works or Essentials Packages for $39.99 monthly. They can also rent the Basics Package for $2 per day.

To classify and categorize exercise movement performance, BackAlert uses a combination of machine learning algorithms and sensor fusion signal processing algorithms. Machine learning is used for count repetitions and frequency of repetitions collected. Our sensor fusion algorithms take measurements from the accelerometer, magnetometer, and gyroscope to estimate accurate angle calculation, needed to measure range of motion of joints during the exercise.

Is this a medical device? Do you make medical claims to eliminating or reducing pain?

No, this is not a medical device and we don't make claims to reduce pain. By doing therapeutic exercises and improving spinal alignment with better posture, you're more likely to feel like pain. This is not a replacement for a physician, physical therapist, or chiropractor in any shape or form. This device is a wellness exercise program, just like Yoga. We work with clinicians, but do not pass any data to the clinician to help with diagnosis and certainly do not record any data to be transmitted to any medican organization or clinician. We do track progress on certain metrics such as posture improvement progress or exercise activity and exercise output over time, but this information is only for use by the consumer and never used for diagnosis or medical performance tracking for the clinician or medical organization. In the future, we may have aspirations to become FDA approved and be able to be used as a method for clinicians to charge as part of their care service.